FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November, 2003

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 - 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

Press Release dated November 20, 2003

Third Quarter 2003 Interim Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: November 26, 2003

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

Message to the Shareholders

During this quarter the Company began seeing the results of its marketing efforts in the mobile device and Internet Telephony markets.  Specifically, the company gained its first OEM mobile phone design win for microQ, as well as negotiating partnerships with several semiconductor companies to co-develop and market microQ silicon solutions in 2004.  More specific details will be made available as products are released to the market.

Revenue from our Internet Telephony product line increased in line with management's expectations.  The Company also made progress in sourcing a suitable hardware manufacturing partner for the future.  It is the Company's goal to focus on value added software for this growth market while relying on partners for manufacturing expertise.

Revenue from other business segments has remained flat as anticipated.  With the extension of our Toshiba license as previously announced and Philips continued marketing efforts to the PC market, management expects some growth in 2004 in these areas to complement the mobile and Internet Telephony markets.

Management's Discussion and Analysis

Third Quarter ended September 30, 2003

This Management Discussion and Analysis ("MD&A") of the results of operations of QSound Labs, Inc. (the company) for the quarter ended September 30, 2003 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarter ended September 30, 2003, and the annual audited financial statements of the company for the fiscal year ended December 31, 2002.  Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2002.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations

Revenues for the three months ended September 30, 2003 were $465,667 as compared to $1,308,727 for the same period in 2002. The audio segment had revenues of $284,579 for the quarter as compared to $1,173,848 for the same period in 2002.  The decrease was due primarily to the expiration of the North American portion of royalties received from the hearing aid license. The e-commerce segment had revenues of $83,231 as compared to $134,879 for 2002.  The decrease was due to a decrease in the number of subscribers for the e-commerce services.  The telephony segment had revenues of $97,857, an increase of $60,000 over the previous quarter.  The increase is due to the building and implementation of our dealer network for the telephony product line.

The Company experienced an operating loss for the quarter of $382,774 as compared to an operating profit of $630,441 for the same period last year.   The decrease was due primarily to the expiration of the North American portion of royalties received from the hearing aid license, the start-up costs related to the telephony segment, and the marketing and engineering costs related to our new revenue streams.

Net loss for the quarter ended September 30, 2003 was $463,516 or $0.06 per share as compared to a net profit of  $503,556 or $0.07 per share for the same period in 2002. The audio segment had a loss of $353,568 in 2003 as compared to a profit of $498,129 in 2002.  The decrease in profit is due primarily to the expiration of the North American portion of royalties received from the hearing aid license. The e-commerce segment had profits of $26,465 in 2003 compared to profits of  $5,427 in 2002.  The increase in profits is due to cost cutting measures taken.   The telephony segment had losses of $136,413 for the third quarter.

The company used $542,900 of cash in operations for the quarter ended September 30, 2003, as compared to cash generated from operations of $194,503 in 2002.

Financial Condition

The company had a working capital surplus of $2,774,065 at September 30, 2003 as compared to $3,284,448 as at December 31, 2002.

Cash resources at the end of the third quarter of 2003 were $2,488,449 and liabilities for the same period were $274,699, which consisted of $176,863 in accounts payable and accrued liabilities and $97,836 in deferred revenue.  Management feels that with our current cash on hand the company has sufficient capital to carry out its business plan for the remainder of 2003 and 2004.

The company continues to hold sufficient Canadian dollar denominated cash to meet its estimated requirement for Canadian dollar funds for the remainder of the year.

During 2002 the company entered into a strategic relationship with a private corporation whereby the parties planned to co-develop software applications for the converging telephony and network industries.  As part of this co-operation, the company had advanced funds totaling $500,000 and these advances were secured by the assets of the private corporation.  Subsequent to the end of the 2002 year the company advanced a further $25,000 to a receiver to enforce its security.  At the beginning of the second quarter of 2003 the company collected on the note by acquiring title to software, inventory, in process research and development, and furniture and equipment.

Capital Expenditures

The company continues to take steps to ensure that its technology is current and up to date.  To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $52,712 in the quarter in new computer equipment and software, trademarks and patents.

QSound Labs, Inc.
Consolidated Balance Sheets
As at September 30, 2003 and December 31, 2002
(Expressed in United States dollars under Canadian GAAP)

	September 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$ 2,488,449	$ 2,621,205
Accounts receivable	306,459	929,519
Inventory	129,234	16,455
Deposits and prepaid expenses	124,622	58,674
	3,048,764	3,625,853

Note receivable (note 2)	-	500,000
Capital assets (note 3)	1,204,592	747,553
Goodwill	2,184,589	2,184,589
Other intangible assets (note 4)	190,787	213,771

	$ 6,628,732	$ 7,271,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 176,863	$ 220,894
Deferred revenue	97,836	120,511
	274,699	341,405

Shareholders' equity
Share capital (note 5)	44,012,266	43,886,036
Contributed surplus	1,114,316	1,114,316
Deficit	(38,772,549)	(38,069,991)
	6,354,033	6,930,361

	$ 6,628,732	$ 7,271,766

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended September 30, 2003 and 2002
(Expressed in United States dollars under Canadian GAAP)
	For three	For three	For nine	For nine
	months ended	months ended	months ended	months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 114,879	$ 898,977	$ 691,287	$ 1,890,911
Product sales	350,788	409,750	988,538	1,043,143
	465,667	1,308,727	1,679,825	2,934,054

Cost of product sales	136,749	133,684	283,762	192,320
	328,918	1,175,043	1,396,063	2,741,734

EXPENSES
Marketing	287,549	217,134	866,796	670,266
Operations	45,667	49,069	121,921	192,703
Product engineering	244,753	164,304	598,703	505,021
Administration	133,723	114,095	414,190	381,874
	711,692	544,602	2,001,610	1,749,864

Operating (loss) profit	(382,774)	630,441	(605,547)	991,870

Other items
Depreciation and amortization	(74,904)	(135,749)	(237,628)	(306,796)
Interest and other income	11,031	6,006	34,153	19,298
Gain (loss) on sale of capital assets	179	652	(1,729)	681
Other	(17,048)	2,206	108,193	(28,859)
	(80,742)	(126,885)	(97,011)	(315,676)

Net (loss) income for the period	(463,516)	503,556	(702,558)	676,194
Deficit beginning of period	(38,309,033)	(39,026,305)	(38,069,991)	(39,198,943)
Deficit end of period	$ (38,772,549)	$ (38,522,749)	$ (38,772,549)	$ (38,522,749)

Income (loss) per common share	$ (0.06)	$ 0.07	$ (0.10)	$ 0.10

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2003 and 2002
(Expressed in United States dollars under Canadian GAAP)
	For three	For three	For nine	For nine
	months ended	months ended	months ended	months ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) income for the period	$ (463,516)	$ 503,556	$ (702,558)	$ 676,194
Items not requiring (providing) cash:
Depreciation and amortization	74,904	135,749	237,628	306,796
Compensation cost of options Issued to non-employees	-	-	5,864	-

Loss (gain) on sale of capital Assets	(179)	(652)	1,729	(681)
Changes in working capital balances (note 8)	(154,109)	(444,150)	394,536	(763,135)
	(542,900)	194,503	(62,801)	219,174

FINANCING
Issuance of common shares, net	1,645	-	11,642	-
	1,645	-	11,642	-

INVESTMENTS
Purchase of capital assets	(40,810)	(5,034)	(51,219)	(100,002)
Purchase of intangible assets	(11,902)	(16,568)	(36,179)	(35,243)
Change in working capital for investment purposes	-	(150,000)	-	(500,000)
Proceeds from sale of capital assets	179	652	5,801	681
	(52,533)	(170,950)	(81,597)	(634,564)

(Decrease) increase in cash	(593,788)	23,553	(132,756)	(415,390)
Cash and cash equivalents beginning of period	3,082,237	1,608,949	2,621,205	2,047,892

Cash and cash equivalents end of period	$ 2,488,449	$ 1,632,502	$ 2,488,449	$ 1,632,502

See accompanying notes to consolidated financial statements.

QSound Labs, Inc.

Notes to Consolidated Financial Statements

For the Period Ended September 30, 2003

Unaudited

(Expressed in United States dollars under Canadian GAAP)

1.

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries QCommerce Inc., QSound Ltd., QSound Electronics, Inc., QKidz, Inc., and QTelNet Inc.  All significant inter-company transactions and balances have been eliminated.  During 2002 QKidz, Inc. was wound up and during 2003 QSound Electronics, Inc. was wound up.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements.  These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2002. These interim financial statements should be read in conjunction with the Company's December 31, 2002 audited annual financial statements.  The disclosures provided below are incremental to those included in the annual financial statements.

2.

Note receivable:

The company had advanced $525,000 to a private company.  During the previous period the company enforced its security and collected on the note by acquiring title to all of the private company's assets.

3.	Capital assets:
			Accumulated	Net Book
	September 30, 2003	Cost	Depreciation	value
	Sound source and control equipment	$ 555,653	$ 519,754	$ 35,899
	Real time systems	905,534	896,090	9,444
	Furniture and fixtures	353,321	313,339	39,982
	Computer equipment	818,678	647,745	170,933
	Software and production tooling	1,956,929	1,008,595	948,334

		$ 4,590,115	$ 3,385,523	$ 1,204,592

4.	Other intangible assets:
			Accumulated	Net Book
	September 30, 2003	Cost	Amortization	Value
	Patents and trademarks	$ 816,679	$ 648,264	$ 168,415
	Purchased customer list	34,418	12,046	22,372

		$ 851,097	$ 660,310	$ 190,787

5.

Share Capital:

Number

Of Shares

Consideration

Balance at June 30, 2003

7,177,344

$

44,010,621

Issued for cash on exercise of options

3,500

1,645

Balance at September 30, 2003

7,180,844

$

44,012,266

6.

Stock Option Plan:

Number

Exercise price

Weighted average

of shares

per share

exercise price

Balance at June 30, 2003

1,522,152

$  0.47 - 12.24

$     0.87

Granted

365,000

1.21 -   1.48

1.24

Exercised

(3,500)

0.47

0.47

Cancelled or expired

(3,487)

12.24

12.24

Balance at September 30, 2003

1,880,165

$  0.47 - 12.24

$  0.92

The following table summarizes the information about stock options outstanding at September 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2003	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at September 30,2003	Weighted-Average Exercise Price

$ 0.47	540,527	3.1	$ 0.47	506,297	$ 0.47
0.57 - 1.00	280,000	7.3	0.61	81,666	1.00
1.04 - 1.65	1,016,638	3.2	1.19	625,203	1.19
1.75 - 12.24	43,000	0.4	2.53	43,000	2.53

	1,880,165			1,256,166

7.

Warrants:

During the three month period ended March 31, 2003 the company issued 250,000 warrants, each one warrant entitling the holder to receive one common share of the Company.  The warrants are exercisable at $1.04 and expire March 25, 2007.

The fair value of the warrants was determined to be $108,725, was capitalized to software and production tooling, and was calculated using the Black Scholes pricing model with the following weighted average assumptions:

Risk free interest rate

4.5%

Volatility

82%

Life of the warrant

4.5 years

Dividend yield

0%

8.	Changes in non-cash working capital balances:
		For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	For the nine months ended September 30, 2002
	Accounts receivable	$ (57,686)	$ (574,308)	$ 623,060	$ (789,600)
	Inventory	(1,925)	252	(95,870)	859
	Deposits and prepaid expenses	(50,539)	54,984	(65,948)	26,953
	Accounts payable and accrued liabilities	(42,317)	(46,788)	(44,031)	(145,990)
	Deferred revenue	(1,642)	121,710	(22,675)	144,643

		$ (154,109)	$ (444,150)	$ 394,536	$ (763,135)

9.	Segmented information
		Audio	E-Commerce	Telephony	Total
	For the three month period ended September 30, 2003
	Revenues	$ 284,579	$ 83,231	$ 97,857	$ 465,667
	Interest revenue	11,031	-	-	11,031
	Amortization of capital assets	45,192	9,992	-	55,184
	Segment profit (loss)	(353,568)	26,465	(136,413)	(463,516)
	Segment assets	3,549,909	2,346,904	731,919	6,628,732
	Goodwill	-	2,184,589	-	2,184,589
	Expenditures for segment capital assets	10,280	-	28,486	38,766

	For the three month period ended September 30, 2002
	Revenues	$ 1,173,848	$ 134,879	$ -	$ 1,308,727
	Interest revenue	4,617	1,389	-	6,006
	Amortization of capital assets	71,232	6,023	-	77,255
	Segment profit (loss)	498,129	5,427	-	503,556
	Segment assets	4,298,958	2,450,621	-	6,749,579
	Goodwill	-	2,184,589	-	2,184,589
	Expenditures for segment capital assets	113,759	-	-	113,759

	For the nine month period ended September 30, 2003
	Revenues	$ 1,268,655	$ 276,039	$ 135,131	$ 1,679,825
	Interest revenue	34,153	-	-	34,153
	Amortization of capital assets	148,489	29,977	-	178,466
	Segment profit (loss)	(504,091)	90,560	(289,027)	(702,558)
	Expenditures for segment capital assets	121,016	867	511,576	633,459

	For the nine month period ended September 30, 2002
	Revenues	$ 2,482,986	$ 451,068	$ -	$ 2,934,054
	Interest revenue	17,909	1,389	-	19,298
	Amortization of capital assets	210,235	38,067	-	248,302
	Segment profit (loss)	688,020	(11,826)	-	676,194
	Expenditures for segment capital assets	208,626	-	-	208,626

Geographic Information - Revenue	For the three months ended September 30, 2003	For the three months ended September 30, 2002	For the nine months ended September 30, 2003	For the nine months ended September 30, 2002

Canada	$ 50,884	$ -	$ 60,489	$ 2,104
United States	293,140	1,088,615	1,271,990	2,528,415
Asia	121,643	220,112	347,346	403,535

	$ 465,667	$ 1,308,727	$ 1,679,825	$ 2,934,054

10. Comparative figures

Certain of the prior period figures, provided for the purpose of comparison, have been reclassified to conform to the current period's presentation.

FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSOUND'S QSURROUNDTM 5.1 TECHNOLOGY FEATURED IN APOGEE'S DDX-8001 CONTROLLER

 QSurround Provides Affordable Superior Audio to OEMs via Apogee's DDX-8001

CALGARY, CANADA  - November 20 , 2003: QSound Labs, Inc. (NASDAQ: QSND), a prominent supplier of audio software solutions, today announced that Apogee Technology, Inc. (AMEX: ATA), a leading provider of digital audio amplification solutions, has incorporated QSound's QSurroundTM 5.1 as a pre-set feature in their new DDX-8001 amplifier controller.  OEMs can simply pre-select this setting with Apogee's new AutomodeTM programmability feature and affordably add rich, high quality multi-channel audio features to their compact home theater systems, powered speakers or automotive multimedia systems. A pure digital controller, the DDX-8001 also offers QSound access to new opportunities outside of traditional MPEG decoder relationships.

"After researching a number of technologies for multi-channel reproduction, we chose QSound's QSurround 5.1 for our new DDX 8001 release," said John Gitelman, Director of Marketing and Product Development, "QSound presents an audibly superior sound quality, regardless of the source, and is able to deliver a natural sounding 5.1 channel experience."

"Apogee's new digital DDX 8001 controller is a perfect venue for QSound's multi-channel surround technology," said David Gallagher, President and CEO, QSound Labs. "This new product will not only open new markets for us, it will give manufacturers the opportunity to inexpensively add high-quality multi-channel audio features previously found only in high-end offerings."

At the heart of the QSurround 5.1 technology is QSound's Multi-channel Surround Synthesis technology (QMSS), a stereo or mono to surround synthesis algorithm that creates stunning surround effects with distinctly different outputs for 4 and 5.1 full-range speakers, including a discrete subwoofer channel.

-more-

About Apogee Technology, Inc.

Apogee Technology, Inc., designs, develops and markets integrated circuits that incorporate the company's patented Direct Digital Amplification (DDX(r)) technology.  This all-digital, high efficiency audio amplifier technology has significant commercial benefits including enhanced sound quality, expanded functionality, reduced product size and lower manufacturing costs compared to traditional analog amplifier solutions.  The company markets and sells its DDX ICs to leading digital consumer electronic corporations worldwide.  For more information please visit our web site at: http://www.apogeeddx.com.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new Apogee products that offer QSound technology.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with OEM acceptance of QSound technology offered in Apogee products, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.